March 4, 2005

Mail Stop 0408

By U.S. Mail and Facsimile to (704) 894-9759

David R. Koran
President, Chief Executive Officer and Chief Financial Officer
Capital Resource Funding, Inc.
2212 Lantern Way Circle
Cornelius, North Carolina 28031

Re:	Capital Resource Funding, Inc.
	Amendment No. 3 to Form SB-2, filed February 11, 2005
	File No. 333-118259

Dear Mr. Koran:

      We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1. The staff notes your discussion as to why you believe that Greentree and its principals should not be considered underwriters.
The staff will not object to such disclosure but the registrant and
Greentree and its affiliates may not represent that the staff agreed with the determination for purposes of any subsequent court action.
Please confirm your understanding of the staff`s position in this matter.

Risk Factors - page 8

2. We note the new risk factor on page 12 disclosing the requirement of 35 shareholders for quotation on the OTC Bulletin Board. In light of the fact that the company does not currently have 35 shareholders, it appears that the company will not be able to pursue such quotation in the immediate future. Therefore, please revise or delete all disclosure throughout the prospectus suggesting that the company hopes to be quoted on the Bulletin Board in the near future.

Our Business Plan - page 26

3. We note your response to prior comment 9. On further reflection, it appears that the quarterly figures included in your previous amendment in the projected expenses table at the bottom of page 26 were more appropriate than the annual figures you currently include.
Please revise the table to include the quarterly expenses.

Management`s Discussion and Analysis

Liquidity and Capital Resources - page 32

4. We note the revisions you made on pages 32, 35 and 39 in response to our prior comment 11. These disclosures still do not clearly explain your net cash flows from operating activities. Please revise to clearly discuss the cash effects of your operating transactions.
For example, consider disclosing the amount of cash received for commissions and broker fees and the amount of cash paid for various fees and expenses.

Shares Eligible for Future Sale - page 42

5. It appears that the discussion of Rule 144 is no longer relevant, since none of the selling shareholders are affiliates. Please delete or advise.

Financial Statements for Period Ended May 31, 2004:

Balance Sheet - page 46

6. As amounts reported on your balance sheet are as of a point in time, it is not appropriate to label your column "cumulative totals since inception." Please revise to remove this column heading.

7. We note your response to prior comment 19. We continue to believe that you have not properly accounted for your stock split in accordance with GAAP. We encourage you to set up a call with us to discuss our concerns regarding this matter, which include the following:

* You have indicated in your response to our letter dated January
14,
2005, that you the distribution of additional shares to Mr. Koran represented a "share dividend". ARB 43, Chapter 7, Paragraphs 10 states that distributions to common shareholders of additional shares of the same class on a proportionate basis do not change the relative ownership of any shareholder and do not increase the capital or assets of the enterprise. However, the fair value of stock dividends must be transferred from retained earnings to capital stock and APIC, except when retained earnings are in a deficit position, in which case only the stock`s par value should be capitalized from additional paid-in capital. As of both May 31, 2004 and September 30, 2004, you do not have sufficient retained earnings or APIC with which to capitalize the par value of this share dividend. The Commission has stated in published opinions, in situations where companies did not have retained or current earnings, that the declaration of a dividend not warranted by the business condition of a company would not be appropriate. Refer to FRR.T.214.

* ARB 43, Chapter 7, Paragraphs 11 states that stock distributions involving issuance of additional shares of more than 25 percent of the number previously outstanding are generally accounted for as "stock splits". An enterprise effecting a stock split shall capitalize retained earnings only to the extent required by law. By definition, a stock split represents an increase in the number of outstanding shares of a company`s stock, such that proportionate equity of each shareholder remains the same. Consider the following example - A three-for-one split by a company with one million shares outstanding would result in three million shares outstanding. Each holder of 100 shares before the three-for-one split would have 300 shares after the split, but his or her proportionate equity in the company would remain the same - each unit would just be smaller.

* While North Carolina state law may allow the par value to remain static in a stock split or dividend, the law does not appear to require that the par value remain static in a stock split or dividend. Further, how does state law consider the issuance of stock dividends where you do not have sufficient retained earnings or APIC with which to capitalize the par value of that stock dividend?

* The note receivable from Mr. Koran that you have recorded as contra-equity does not appear substantive in nature given the circumstances and terms, including the lack of a defined payment date. Based on your disclosures and supplemental responses, it is clear that Mr. Koran did not "purchase" these additional shares. Both a stock dividend and a stock split represent a "distribution" of shares, not a sale of additional shares. Accordingly, regardless of the degree of substance, any notes issued to the company would need to be considered to be a separate transaction from the stock dividend. Further, retroactive treatment of the note prior to its issuance would be inappropriate.

Statement of Cash Flows - page 48

8. We re-issue prior comment 23 with respect to your Statements of Cash Flows on pages 48 and 61. Accordingly please revise to remove any non-cash items. Supplemental disclosure of your non-cash transactions is permitted, but only cash transactions should be reported in your statement of cash flows. Refer to paragraphs 21-24 of SFAS 95 for guidance on presenting your cash flows from operating activities. Also refer to Appendix C of SFAS 95 for illustrative examples.

Statement of Stockholder`s Equity - page 49

9. Please revise to reflect the par value of common stock issued as
"common stock" and the excess of the price paid over the par value as
"APIC".  Please also revise your balance sheet accordingly.

10. Please revise to include a "total" column on your statement of stockholder`s equity.

Financial Statements for Period Ended September 30, 2004:
General

11. Please revise based on applicable comments above.

12. Please revise to update your financial statements in accordance with Item 310(g) of Regulation S-B. Please also note that Item 310(b) provides guidance on interim financial statements and specifically states that "interim financial statements shall include a balance sheet as of the end of the issuer`s most recent fiscal quarter..."

Balance Sheet - page 59

13. We note your response to prior comments 24 and 25. As the shares issued to Greentree as compensation for the services they provided were not issued until October 31, 2004, please revise to reflect the fair value of these shares in APIC prior to the date of issuance. To the extent that your updated financial statements are as of a date subsequent to the issuance of these shares, please revise to reflect the par value of shares issued in Common Stock and the excess of the fair value over the par value in APIC.

Statement of Operations - page 60

14. In addition to your cumulative totals since inception, please revise your Statement of Operations on page 60 as well as your Statement of Cash Flows on page 61 to present your results for the most recent interim period beginning June 1, 2004 in a separate column.

Note A - Summary of Significant Accounting Policies
Stock Based Compensation - page 64

15. Please revise to clearly state how you account for all stock-based compensation - to both employees and non-employees.



Note D - Valuation of Common Stock to be Issued - page 67

16. We note your response to prior comment 30 in that the 300,000 shares issued to employees were not issued until October 31, 2004. Please revise to account for the issuance of these shares, including recognition of the related compensation expense, in the appropriate period.

*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Angela Jackson, Staff Accountant, at (202)
942-
2865 or Kevin Vaughn, Branch Chief, (202) 942-1816 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 942-2932 or me at
(202) 942-1974 with any other questions.

						Sincerely,



Christian Windsor
Senior Attorney

cc:	Harold Martin, Esq. (by fax)


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Capital Resource Funding, Inc.
Page 5